UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

______________________________

JMP Group Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46629U107
(CUSIP Number)

Scott Solomon
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA  94111

November 2, 2009; December 20, 2009; March 7, 2011; November 22, 2011; and March 12, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 )”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107
1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7) Sole Voting Power: 2,817,217 (a)
8) Shared Voting Power: 75,000 (b)
9) Sole Dispositive Power: 2,817,217 (a)
10) Shared Dispositive Power: 75,000 (b)

11)	Aggregate amount beneficially owned by each reporting person 2,892,217 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 12.72% (a)(b)
14)	Type of reporting person (see instructions) IN

Notes:
(a)
As of February 14, 2013, Mr. Jolson’s beneficial ownership includes (i) 1,230,337 shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 1,339,128 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 99,752 shares of common stock owned by him directly; and (iv) 148,000 vested and unexercised stock options.

(b)	Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 shares of common stock owned by The Jolson Family Foundation.

INTRODUCTORY NOTE

This Amendment No. 1 ("Amendment No. 1"), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) by the Reporting Person on March 10, 2009, relates to the beneficial ownership of securities of JMP Group Inc. owned by the Reporting Person and certain affiliated parties over which the Reporting Person may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose of shares held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 1 is being filed to report transactions that should have been reported in amendments to the Schedule 13D since the filing of the Schedule 13D on March 10, 2009 (“Subsequent Reported Transactions”). It further updates the beneficial ownership of the Reporting Person subsequent to the Subsequent Reported Transactions through a current date, February 14, 2013.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of JMP Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA  94111.

ITEM 2. Identity and Background.
(a)-(c)
This Statement is filed by Joseph A. Jolson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA  94111 and who is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All of the transactions required to be reported in this Amendment No. 1, including the Subsequent Reported Transactions that should have been reported previously, are as follows:

1.	On March 11, 2009, the Joseph A. Jolson 1991 Trust acquired 7,800 shares of Common Stock at a price per share of $3.90 in open market purchases;

2.
On May 11, 2009, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 6,827 shares of Common Stock through the vesting of the restricted stock units granted on May 10, 2007;

3.	On November 2, 2009, the Reporting Person acquired beneficial ownership of 95,000 shares of Common Stock through the vesting of the restricted stock units granted on February 5, 2009;

4.	On December 20, 2009, the Reporting Person’s options to purchase 37,000 shares of Common Stock vested pursuant to its terms;

5.	On May 1, 2010, the Reporting Person acquired beneficial ownership of 14,875 shares of Common Stock through the vesting of restricted stock units granted on May 10, 2007;

6.
On March 7, 2011, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 28,302 shares of Common Stock through the vesting of Company performance restricted stock units;

7.
On May 10, 2011, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, 9,065 shares of Common Stock through the vesting of the restricted stock units granted on May 10, 2007;

8.
On November 22, 2011, 300,000 shares and 300,319 shares were gifted by the Joseph A. Jolson 1991 Trust and the Joseph A. Jolson 1996 Trust dtd 3/7/96, respectively, to two irrevocable family trusts, of which the Reporting Person is neither a trustee nor beneficiary;

9.
On March 12, 2012, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 22,001 shares of Common Stock through the vesting of Company performance restricted stock units granted under the JMP Group Inc. 2007 Equity Incentive Plan; and

10.
On March 12, 2012, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, 53,931 shares of Common Stock through the vesting of Company performance restricted stock units granted under the JMP Group Inc. 2007 Equity Incentive Plan.

In no case other than the purchases of shares by the trust were funds or other consideration paid by the Reporting Person. In the case of the purchase by the trust, the Reporting Person used his own individual funds.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. Purpose of Transaction.

The transactions described above in Item 3 were for the following purposes:

1.	All gifts were to trusts for the benefit of family members.

2.	The vesting of stock options were in accordance with the standard terms attributable to options granted by the Issuer generally.

3.	The withholding of shares was to cover withholding taxes payable upon vesting of restricted stock held by the Reporting Person.

4.
The vesting of restricted stock awards were in accordance with the standard terms attributable to restricted stock awards granted by the Issuer generally, and were initially granted to the Reporting Person as compensation for serving as the Chief Executive Officer of the Issuer.

5.	Purchases of shares made through open market purchases by the trust were based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

Other than set forth above and in his capacity as Chairman and Chief Executive Officer of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)
As of December 31, 2012, there were 22,591,649 shares of Common Stock issued and outstanding.  As of February 14, 2013, the Reporting Person is the beneficial owner of 2,892,217 shares of Common Stock, which represents 12.72% of the outstanding shares of Common Stock.  Such amount includes (i) 1,230,337shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 1,339,128 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 99,752 shares of common stock owned by him directly; (iv) 148,000 vested and unexercised stock options; and (v) 75,000 shares of common stock owned by The Jolson Family Foundation for which he has the power to direct investments.  Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 shares of common stock owned by The Jolson Family Foundation.

Excluded from the Reporting Person’s beneficial ownership are: (i) an award of 24,038 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan, of which 50% will vest on December 31, 2013 and 50% will vest on December 31, 2014; and (ii) an award of 75,000 stock performance-based Options granted under the Issuer’s Amended and Restated Equity Incentive Plan of which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2015.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.
(c)
There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement.  However, had the Reporting Person filed amendments to his Schedule 13D to report the Subsequent Reported Transactions, he would have been required under this subsection (c) to list transactions during the 60 days prior to the date of each of such amendments.  Item 2 lists all such transactions.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

ITEM 7.  Material to be filed as Exhibits

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February14, 2013

By: /s/ Joseph A. Jolson
Name:  Joseph A. Jolson
Title:  Chairman and Chief Executive Officer